EXHIBIT 3.2
                                                                     -----------

                  AMENDMENT TO THE CERTIFICATE OF INCORPORATION
                                       OF
                                  IVOICE , INC.


           iVoice, Inc., a corporation organized and existing under the laws of the State of New Jersey (the "Corporation"), hereby certifies as follows:

           1. The name of the corporation is iVoice, Inc. The Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on April 25, 2003.

           2. This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on June 16, 2005 pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the "Corporation Law").

           3. The Amendment to the Certificate of Incorporation herein certified effects the following changes: the second paragraph of Article III, Capital Stock, Class A Common Stock Shares shall be deleted in its entirety and replaced with a paragraph that provides that upon the distribution by dividend to the Corporation's shareholders of all of the outstanding shares of its wholly owned subsidiaries, iVoice Technology, Inc., Deep Field Technologies, Inc. and SpeechSwitch, Inc. (collectively referred to as the "Subsidiaries"), any fractional share that may be created by such distribution will be rounded up to a whole share.

           4. This amendment to the certificate of incorporation will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares that remains unissued after the share dividend, division or combination exceeding the percentage of authorized shares that was unissued before the share dividend, division or combination.

           5. The distribution by dividend of the all of the outstanding shares of the Subsidiaries will occur on or before September 14, 2005, that is ninety days or less from the date of the filing of this amendment.

           6. To accomplish the foregoing amendment, the replacement to the second paragraph of Article III, Capital Stock, Class A Common Stock Shares of the Certificate of Incorporation is hereby inserted so that this section shall read:

                                   ARTICLE III
                                  CAPITAL STOCK

           "Class A Common Stock Shares. The Class A Common Stock Shares shall have no par value per share. With respect to all matters upon which shareholders are entitled to vote or to which shareholders are entitled to give consent, the holders of the outstanding shares of Class A Common Stock Shares shall be entitled on each matter to cast one (1) vote in person or by proxy for each share of the Class A Common Stock Shares standing in his, her or its name without regard to class, except as to those matters on which separate class voting is required by applicable law. There shall be no cumulative voting by shareholders.

           Upon the distribution by dividend to its shareholders of all of the outstanding shares of its wholly owned subsidiaries, iVoice Technology, Inc., Deep Field Technologies, Inc. and SpeechSwitch, Inc. (collectively referred to as the "Subsidiaries"), any fractional share that may be created by such distribution will be rounded up to a whole share."